FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Third Quarter Trading Statement 2006”

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Third Quarter Trading Statement 2006

Basel, Switzerland, 20 October 2006

Sales in the third quarter of 2006 increased by 1% to $1.41bn (2005: $1.39bn); at constant exchange rates (CER) sales were unchanged. For the first nine months sales were 1% lower (CER) at $6.61bn.

In Crop Protection, third quarter sales rose 2% (CER). In the low season in the northern hemisphere, sales in Europe, Africa and the Middle East were higher with further growth in Eastern Europe; in NAFTA sales were lower reflecting a challenging environment in the USA. Growth slowed somewhat in Latin America in difficult market conditions in Brazil. Broad based growth was achieved in Asia Pacific.

For the first nine months, sales of new products rose 20% to $784 million. In the quarter, fungicides sales were higher following an inventory adjustment in the USA in 2005; lower sales of selective herbicides reflected timing differences between the last two quarters; insecticides sales were lower in comparison with a strong performance last year. In Professional Products, Conrad Fafard, Inc. was consolidated in the quarter.

Seeds sales were 5% lower in the quarter. In Corn & Soybean, higher corn sales in the USA were more than offset by lower soybean sales due to end of season channel adjustments; sales in Latin America were lower primarily due to reduced acreage in Brazil. Diverse Field Crops again generated strong growth, notably in Eastern Europe. Vegetables and Flowers also delivered a good performance driven, in particular, by the expanding demand for fresh produce in NAFTA and double digit growth in the developing markets of Asia Pacific.

For the full year 2006, the company continues to target double digit growth in earnings per share*.

* Fully diluted, before restructuring, impairment and share repurchase program.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569

Media Enquiries:	Médard Schoenmaeckers	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 628 2372

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta Third Quarter Trading Statement 2006 / Page 1 of 3

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 Months 2006	9 Months 2005	Actual	CER(1)
	$m	$m	%	%

Crop Protection	5119	5155	- 1	-
Seeds	1541	1637	- 6	- 4
Plant Science	1	0	+ 58	+ 58
Inter-segment elimination(2)	(51)	(16)	-	-

Third Party Sales	6610	6776	- 2	- 1

Crop Protection

Product line
Selective herbicides	1568	1640	- 4	- 3
Non-selective herbicides	601	565	+ 6	+ 6
Fungicides	1346	1423	- 5	- 3
Insecticides	854	876	- 3	- 1
Professional products	709	636	+ 11	+ 11
Others	41	15	-	-

Total	5119	5155	- 1	-

Regional
Europe, Africa and Middle East	1834	1923	- 5	- 1
NAFTA	1882	1900	- 1	- 2
Latin America	635	604	+ 5	+ 5
Asia Pacific	768	728	+ 6	+ 8

Total	5119	5155	- 1	-

Seeds

Product line
Corn & Soybean	745	854	- 13	- 12
Diverse Field Crops	278	275	+ 1	+ 6
Vegetables and Flowers	518	508	+ 2	+ 4

Total	1541	1637	- 6	- 4

Regional
Europe, Africa and Middle East	617	638	- 3	+ 2
NAFTA	766	849	- 10	- 10
Latin America	79	83	- 4	- 4
Asia Pacific	79	67	+ 19	+ 20

Total	1541	1637	- 6	- 4

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta Third Quarter Trading Statement 2006 / page 2 of 3

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	3rd Quarter 2006	3rd Quarter 2005	Actual	CER(1)
	$m	$m	%	%

Crop Protection	1203	1168	+ 3	+ 2
Seeds	222	228	- 3	- 5
Plant Science	0	0	-	-
Inter-segment elimination(2)	(14)	(6)	-	-

Third Party Sales	1411	1390	+ 1	-

Crop Protection

Product line
Selective herbicides	255	289	- 12	- 13
Non-selective herbicides	179	174	+ 3	+ 1
Fungicides	281	222	+ 27	+ 25
Insecticides	252	275	- 9	- 9
Professional products	219	218	+ 1	-
Others	17	-10	-	-

Total	1203	1168	+ 3	+ 2

Regional
Europe, Africa and Middle East	382	354	+ 8	+ 4
NAFTA	303	318	- 5	- 5
Latin America	308	297	+ 4	+ 4
Asia Pacific	210	199	+ 6	+ 6

Total	1203	1168	+ 3	+ 2

Seeds

Product line
Corn & Soybean	37	64	- 42	- 42
Diverse Field Crops	36	32	+ 11	+ 7
Vegetables and Flowers	149	132	+ 13	+ 10

Total	222	228	- 3	- 5

Regional
Europe, Africa and Middle East	100	98	+ 2	- 3
NAFTA	50	57	- 12	- 12
Latin America	44	50	- 12	- 12
Asia Pacific	28	23	+ 18	+ 17

Total	222	228	- 3	- 5

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta Third Quarter Trading Statement 2006 / page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 20, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal & Taxes